UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.)*

Eos Energy Enterprises, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

29415C101
(CUSIP Number)

July 7, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415C101	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Spring Creek Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,537,361

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
7,537,361

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,537,361

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 29415C101	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SCC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,537,361 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
7,537,361 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,537,361 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 7,537,361 shares of common stock of Issuer held by Spring Creek Capital, LLC.  These Issuer securities may be deemed to be beneficially owned by SCC Holdings, LLC by virtue of its 100% ownership of Spring Creek Capital, LLC.

CUSIP No. 29415C101	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Koch Industries, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,537,361 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
7,537,361 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,537,361 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 7,537,361 shares of common stock of Issuer held by Spring Creek Capital, LLC.  These Issuer securities may be deemed to be beneficially owned by virture of Koch Industries, Inc.'s indirect ownership of Spring Creek Capital, LLC.

CUSIP No. 29415C101	Page 5 of 9 pages

Item 1(a).	Name of Issuer:

Eos Energy Enterprises, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

3920 Park Avenue, Edison, NJ  08820

Item 2(a).	Name of Person Filing:

Spring Creek Capital, LLC ("Spring Creek")
SCC Holdings, LLC ("SCC Holdings")
Koch Industries, Inc. ("Koch Industries")

(Each a "Reporting Person," and collectively, the "Reporting Persons").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office for all Reporting Persons is:

4111 E. 37th Street North
Wichita, KS  67220

Item 2(c).	Citizenship:

See Item 4 of each cover page

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share ("Common Stock")

Item 2(e).	CUSIP Number:

29415C101

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):
      Not applicable

CUSIP No. 29415C101	Page 6 of 9 pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of each cover page.
(b)	Percent of class:

See Item 11 of each cover page.  Calculated using a total of 56,800,367 shares of Common Stock deemed outstanding as of July 7, 2021, including 51,801,267 shares of Common Stock outstanding as of May 7, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on May 13, 2021 and 4,999,100 shares of Common Stock issuable upon conversion.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Item 5 of each cover page.
(ii)	Shared power to vote or to direct the vote:
See Item 6 of each cover page.
(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page.

Spring Creek is 100% owned by SCC Holdings and SCC Holdings is 100% owned by Koch Industries. Koch Industries and SCC Holdings may be deemed to beneficially own the Common Stock held by Spring Creek by virtue of Koch Industries’ ownership of SCC Holdings and SCC Holdings’ ownership of Spring Creek. The filing of this Schedule 13G shall not be construed as an admission that either SCC Holdings or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 29415C101	Page 7 of 9 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 29415C101	Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 2021

SPRING CREEK CAPITAL, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

SCC HOLDINGS, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

KOCH INDUSTRIES, INC.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

CUSIP No. 29415C101	Page 9 of 9 pages

EXHIBIT INDEX

Exhibit Number	Title
99.1	Joint Filing Agreement